Exhibit 11

             OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
             Computation of Per Share Earnings (Unaudited)
                            (In millions)

                                                  Six Months
                                                Ended June 30,
Primary earnings per share
                                                1994     1993
Primary earnings:

Net income                                     $42.9    $26.0

Less ESOP preferred dividend                    (3.5)    (3.7)

Net income                                     $39.4    $22.3

Primary shares:

Weighted average shares outstanding             19.8     19.1

Weighted average common share equivalents
   assuming the conversion of Series A Conversion
   Preferred Stock at the date of issuance       2.7      2.7

Primary shares                                  22.5     21.8


Primary net income per common share            $1.78    $1.02


Fully diluted earnings per share

Fully diluted earnings:

Net income                                     $42.9    $26.0

Less additional ESOP contribution               (1.5)    (1.8)
Net income                                     $41.4    $24.2

Fully diluted shares:

Weighted average number of common
  shares outstanding and common
  stock equivalents (primary)                   22.5     21.8

 Dilutive effect of ESOP preferred stock         1.5      1.7

Fully diluted shares                            24.0     23.5


Fully diluted net income per common share      $1.72    $1.03